FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2005
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Press Release dated April 30, 2005
2.	Summarised audited annual account for the year ended March 31, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: April 30, 2005	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release
April 30, 2005

Performance Review – Year ended March 31, 2005: 22% year-on-year growth in profit after tax

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited Indian GAAP accounts of the Bank for the financial year ended March 31, 2005 (FY2005). The Board also approved the audited consolidated Indian GAAP accounts and the US GAAP accounts for the period.

Highlights
  Profit after tax for FY2005 increased 22% to Rs. 2,005 crore (US$ 460 million) from Rs. 1,637 crore (US$ 375 million) for the financial year ended March 31, 2004 (FY2004).

  Profit after tax for the quarter ended March 31, 2005 (Q4-2005) increased 35% to Rs. 615 crore (US$ 141 million) from Rs. 455 crore (US$ 104 million) for the quarter ended March 31, 2004 (Q4-2004).

  Net interest income increased 43% to Rs. 2,839 crore (US$ 651 million) for FY2005 from Rs. 1,987 crore (US$ 456 million) for FY2004.

  Fee income increased 79% to Rs. 2,098 crore (US$ 481 million) for FY2005 from Rs. 1,175 crore (US$ 269 million) for FY2004.

  Retail assets increased 68% to Rs. 56,133 crore (US$ 12.87 billion) at March 31, 2005 from Rs. 33,424 crore (US$ 7.66 billion) at March 31, 2004. The Bank now has the largest retail portfolio in India.

  Deposits increased 47% to Rs. 99,819 crore (US$ 22.88 billion) at March 31, 2005 from Rs. 68,109 crore (US$ 15.61 billion) at March 31, 2004.

  At March 31, 2005, the Bank’s net non-performing assets constituted 2.0% of customer assets.

Dividend on equity shares

The Board has recommended a dividend of 75% for FY2005 and a special dividend of 10% to mark the completion of 50 years in finance by the ICICI group. The declaration and payment of dividend is subject to requisite approvals.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Operating review

Credit growth

The Bank’s total advances increased 46% to Rs. 91,405 crore (US$ 20.95 billion) at March 31, 2005 compared to Rs. 62,648 crore (US$ 14.36 billion) at March 31, 2004. The Bank maintained its growth momentum in the retail segment. The Bank strengthened its leadership in home loans with disbursements of Rs. 18,873 crore (US$ 4.33 billion) in FY2005. The Bank strengthened its leadership in the credit card business and had a credit card base of about 3.3 million cards at March 31, 2005. Retail assets constituted 61% of advances and 58% of customer assets. The Bank’s net customer assets at March 31, 2005 were Rs. 96,917 crore (US$ 22.22 billion). While retail loans have been a major driver of banking sector credit growth, there are indications of a pickup in industrial credit as well. The Bank is focusing on credit origination in both the corporate and retail segments and on growth in non-fund based products.

Funding

The Bank’s deposits increased 47% to Rs. 99,819 crore (US$ 22.88 billion) at March 31, 2005 from Rs. 68,109 crore (US$ 15.61 billion) at March 31, 2004, compared to the banking system deposit growth of 14%. During this period, the Bank repaid about Rs. 9,000 crore (US$ 2.06 billion) of erstwhile ICICI’s liabilities as they fell due in accordance with their terms of repayment. At March 31, 2005, erstwhile ICICI’s liabilities constituted only 14% of the Bank’s funding compared to 26% at March 31, 2004.

International initiative

ICICI Bank continued to build on its existing presence in various geographies as well as enter new markets. The Bank opened a representative office in Bangladesh in August 2004, an offshore branch in Bahrain in October 2004 and a representative office in South Africa in February 2005 and now has a presence in eight geographies. The Bank’s UK subsidiary has achieved profitability in its first full year of operations. The Bank’s international presence combined with its domestic balance sheet enables it to offer a wider range of credit and trade finance solutions to Indian companies. In addition to providing credit and trade finance solutions to Indian companies, the Bank is expanding its international retail franchise. Total inward remittances by non-resident Indians (NRIs) through the Bank for FY2005 were over Rs. 13,100 crore (US$ 3.00 billion).

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Rural banking

The Bank has taken several initiatives to extend the reach of financial services in rural India. The Bank has a network of over 2,000 rural Internet kiosks as franchisees for distribution of its financial products. The Bank extends micro-credit in partnership with 45 micro-finance institutions and non-government organisations across the country, and has covered 1 million households.

Network

The Bank had 562 branches and extension counters at March 31, 2005 as compared to 469 branches and extension counters at March 31, 2004.

Capital adequacy

The Bank’s capital adequacy at March 31, 2005 was 11.78% (including Tier-1 capital adequacy of 7.59%), well above RBI’s requirement of total capital adequacy of 9.0%.

Asset quality

The Bank’s net restructured assets at March 31, 2005 were Rs. 6,263 crore (US$ 1.44 billion), down from Rs. 6,629 crore (US$ 1.52 billion) at March 31, 2004. At March 31, 2005, the Bank’s net non-performing assets constituted 2.0% of customer assets against 2.9% at March 31, 2004.

Audited consolidated accounts

The consolidated profit after tax was Rs. 1,852 crore (US$ 425 million) in FY2005 as compared to Rs. 1,580 crore (US$ 362 million) in FY2004.

Group companies

ICICI Lombard General Insurance Company (ICICI Lombard) maintained its leadership position among private sector general insurance companies. ICICI Lombard achieved a profit after tax of Rs. 48 crore (US$ 11 million) in FY2005, compared to profit after tax of Rs. 32 crore (US$ 7 million) in FY2004. The company’s return on equity for FY2005 was 20%. ICICI Prudential Life Insurance Company (ICICI Prudential Life) continued to maintain its market leadership among private sector life insurance companies. Life insurance companies worldwide require five to seven years to achieve breakeven, in view of business set-up and customer acquisition costs in the initial years as well as reserving for actuarial liability. While the growing operations of ICICI Prudential Life had a negative impact of Rs. 157 crore (US$ 36 million) on the Bank’s consolidated profit after tax in FY2005 on account of the above reasons, the company’s unaudited New Business Achieved Profit (NBAP) for FY2005 was Rs. 312 crore (US$ 72 million) compared to a full year unaudited NBAP of Rs. 204 crore (US$ 47

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

million) for FY2004. NBAP represents the present discounted value of future profit streams from new policies written by the company during the year, calculated on the basis of certain assumptions as to mortality and other parameters. Internationally, life insurance companies in the growth phase are valued as a multiple of their NBAP. ICICI Securities Limited (ICICI Securities) achieved a profit after tax of Rs. 64 crore (US$ 15 million) in FY2005 despite a sharp decline in fixed income gains due to the prevailing interest rate environment. ICICI Venture Funds Management Company Limited (ICICI Venture) strengthened its leadership position in private equity in India, investing its India Advantage Fund and entering into a joint venture with Tishman Speyer Properties for investment in real estate. The Bank is in the process of increasing its shareholding in Prudential ICICI Asset Management Company Limited, which is among India’s two largest private sector mutual funds, to 51%.

Summary Profit and Loss Statement – Indian GAAP

Rs. crore
	Q4-2004	Q4-2005	Growth over Q4-2004	FY2004	FY2005	Growth over FY2004
NII	547	790	44%	1,987	2,839	43%
Non-interest income (excl. treasury)	534	736	38%	1,751	2,704	54%
- Fee income	374	585	56%	1,175	2,098	79%
- Lease income	103	102	(1%)	422	398	(6%)
- Others	57	49	(14%)	154	208	35%
Treasury income	212	296	40%	1,314	711	(46%)
Less:
Operating expense	529	721	36%	1,999	2,517	26%
Other DMA expense	93	151	61%	293	485	65%
Lease depreciation	68	73	7%	279	297	6%
Provisions	49	80	62%	579	429	(26%)
Profit before tax	553	797	44%	1,902	2,527	33%
Less: Tax	98	182	86%	265	522	97%
Profit after tax	455	615	35%	1,637	2,005	22%

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

US GAAP results

The US GAAP accounts show a net income (profit after tax) of Rs. 853 crore (US$ 196 million) in FY2005, an increase of 63% over the net income of Rs. 522 crore (US$ 120 million) in FY2004. ICICI Bank’s stockholders’ equity at March 31, 2005 as per US GAAP was Rs. 12,800 crore (US$ 2.93 billion) as compared to the Indian GAAP consolidated networth of Rs. 12,406 crore (US$ 2.84 billion).

As stated in the Bank’s press releases dated June 28, 2003 and May 22, 2004, there are significant differences in the basis of accounting between US GAAP and Indian GAAP. In the merger of erstwhile ICICI Limited (ICICI) with ICICI Bank, the Bank was the legal acquirer. Under Indian GAAP, the Bank is the accounting acquirer. Under US GAAP, ICICI is deemed to have acquired ICICI Bank. Therefore, the financial statements under US GAAP and Indian GAAP for the Bank are not comparable and these differences are expected to continue in future years. ICICI’s assets were fair valued while accounting for the merger under Indian GAAP. The primary impact of the fair valuation was the creation of additional provisions against ICICI’s loan and investment portfolio, reflected in the Indian GAAP balance sheet at March 31, 2002. Under US GAAP, ICICI Bank’s assets were fair valued while accounting for the merger. There is also a difference in the basis of computation of provision for restructured loans under US GAAP, which discounts expected cash flows at contracted interest rates, unlike Indian GAAP, under which current interest rates are used.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', ‘indicating’, ‘expected to’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Madhvendra Das at 91-22-2653 8208 or e-mail: madhvendra.das@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs.43.62.

Item 2

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com

AUDITED FINANCIAL RESULTS

(Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended
		March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
1.	Interest earned (a)+(b)+(c)+(d)	2,605.24	2,277.07	9,409.90	9,002.39
	a) Interest/discount on advances/bills	1,885.10	1,560.72	6,752.83	6,073.85
	b) Income on investments	592.34	568.05	2,229.44	2,540.09
	c) Interest on balances with Reserve Bank of India and other interbank funds	65.86	88.68	232.01	210.64
	d) Others	61.94	59.62	195.62	177.81
2.	Other income	1,032.30	745.87	3,416.14	3,064.92
	A) TOTAL INCOME (1) + (2)	3,637.54	3,022.94	12,826.04	12,067.31
3.	Interest expended	1,815.14	1,730.05	6,570.89	7,015.25
4.	Operating expenses (e) + (f) + (g)	945.23	690.61	3,299.15	2,571.23
	e) Payments to and provisions for employees	205.91	157.17	737.41	546.06
	f) Direct marketing agency expenses	150.74	93.40	485.45	293.70
	g) Other operating expenses	588.58	440.04	2,076.29	1,731.47
	B) TOTAL EXPENDITURE (3) + (4) (excluding provisions and contingencies)	2,760.37	2,420.66	9,870.04	9,586.48
5.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)	877.17	602.28	2,956.00	2,480.83
6.	Other provisions and contingencies	80.03	49.31	428.80	578.62
7.	Provision for taxes
	a) Current period tax	(36.92)	56.68	179.49	271.99
	b) Deferred tax adjustment	219.36	40.89	342.51	(6.88)
8.	Net profit (5-6-7)	614.70	455.40	2,005.20	1,637.10
9.	Paid-up equity share capital (face value Rs. 10/-)	736.78	616.40	736.78	616.40
10.	Reserves excluding revaluation reserves	11,813.20	7,394.16	11,813.20	7,394.16
11.	Analytical ratios
	(i) Percentage of shares held by Government of India	..	..	..	..
	(ii) Capital adequacy ratio	11.78%	10.36%	11.78%	10.36%
	(iii) Earnings per share for the period (not annualised for quarter/ period) (in Rs.) (basic)	8.35	7.39	27.55	26.66
	(iv) Earnings per share for the period (not annualised for quarter/period) (in Rs.) (diluted)	8.28	7.31	27.33	26.44
12.	Aggregate of non-promoter shareholding
	• No. of shares	73,67,16,094	61,63,91,905	73,67,16,094	61,63,91,905
	• Percentage of shareholding	100	100	100	100
13.	Deposits	99,818.78	68,108.58	99,818.78	68,108.58
14.	Advances	91,405.15	62,647.63	91,405.15	62,647.63
15.	Total assets	167,659.41	1,25,228.87	167,659.41	1,25,228.87

Notes
1.	During the year ended March 31, 2005, the Bank allotted 44,57,651 equity shares pursuant to exercise of employee stock options.

2.	On March 28, 2005, the Bank forfeited 54,220 partly-paid equity shares of the face value Rs. 10 each for non payment of amount due to make them fully paid, pursuant to the terms of issue of the partly-paid shares.

3.	During the year ended March 31, 2005, the Bank transferred Statutory Liquidity Ratio (SLR) investments amounting to Rs. 21,348.94 crore from the Available For Sale (AFS) category to the Held To Maturity (HTM) category pursuant to Reserve Bank of India’s circular DBOD. No. BP. BC. 37/21.04.141/2004-05 dated September 2, 2004. As required by the above circular, a provision of Rs. 182.82 crore being the difference between the book value of each investment and the lower of its acquisition cost and market value has been made in the accounts.

4.	Status of equity investors’ complaints/grievances for the quarter ended March 31, 2005

Opening balance	Additions	Disposals	Closing balance
13	108	121	0

5.	The Board of Directors have recommended a dividend of Rs. 8.50 per equity share (85%) for the year ended March 31, 2005 (previous year dividend Rs. 7.50 per equity share). The declaration and payment of dividend is subject to requisite approvals. The Board of directors have also recommended a dividend of 0.001 percent, i.e., Rs. 100 per preference share on 350 preference shares of the face value of Rs. 1 crore each for the year ended March 31, 2005.

6.	Previous period figures have been regrouped / reclassified where necessary to conform to current period classification.

The above financial results have been taken on record by the Board of Directors at its meeting held on April 30, 2005.

Place : Mumbai	Kalpana Morparia
Date : April 30, 2005	Deputy Managing Director

CONSOLIDATED AUDITED FINANCIAL RESULTS OF
ICICI BANK LIMITED AND ITS SUBSIDIARIES

(Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended
		March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
1.	Interest earned (a)+(b)+(c)+(d)	2,739.69	2,366.09	9,833.74	9,352.67
	a) Interest/discount on advances/bills	1,969.85	1,595.02	6,981.13	6,198.91
	b) Income on investments	625.23	613.88	2,392.19	2,753.74
	c) Interest on balances with Reserve Bank of India and other interbank funds	56.61	93.89	233.48	219.39
	d) Others	88.00	63.30	226.94	180.63
2.	Other Income	2,805.85	1,363.38	7,097.19	4,553.02
	A) TOTAL INCOME (1) + (2)	5,545.54	3,729.47	16,930.93	13,905.69
3.	Interest expended	1,888.66	1,771.14	6,804.38	7,167.66
4.	Operating expenses (e) + (f)	2,758.46	1,345.69	7,285.20	4,193.42
	e) Payments to and provisions for employees	316.11	228.23	1,090.76	710.66
	f) Other operating expenses	2,442.35	1,117.46	6,194.44	3,482.76
	B) TOTAL EXPENDITURE (3) + (4) (excluding provisions and contingencies)	4,647.12	3,116.83	14,089.58	11,361.08
5.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)	898.42	612.64	2,841.35	2,544.61
6.	Other provisions and contingencies	93.60	64.77	462.93	625.14
7.	Provision for taxes
	a) Current period tax	(0.82)	68.28	255.21	349.00
	b) Deferred tax adjustment	202.89	38.01	313.17	(9.16)
8.	Share of (profits)/losses of minority shareholders	(2.12)	0.02	(42.29)	(0.75)
9.	Net Profit (5-6-7-8)	604.87	441.56	1,852.33	1,580.38
10.	Paid-up equity share capital (face value Rs. 10/-)	736.78	616.40	736.78	616.40
11.	Analytical Ratios
	Earnings per share for the period (not annualised for quarter) (in Rs.) (basic)	8.22	7.17	25.45	25.73
	Earnings per share for the period (not annualised for quarter) (in Rs.) (diluted)	8.15	7.08	25.25	25.52

CONSOLIDATED SEGMENTAL INFORMATION OF ICICI BANK LIMITED AND ITS SUBSIDIARIES

Sr. No.	Particulars	Three months ended		Year ended
		March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
1.	Segment Revenue
a	Consumer and Commercial Banking	3,064.12	2,464.05	10,877.99	9,705.23
b	Investment Banking	1,011.50	902.06	3,259.92	3,914.03
c	Others	1,742.72	594.24	3,703.30	1,391.33
	Total	5,818.34	3,960.35	17,841.21	15,010.59
	Less: Inter Segment Revenue	(272.80)	(230.88)	(910.28)	(1,104.90)
	Income from Operations	5,545.54	3,729.47	16,930.93	13,905.69
2.	Segmental Results (i.e. Profit before tax & provision)
a	Consumer and Commercial Banking	614.86	344.18	1,996.50	1,314.89
b	Investment Banking	340.53	297.41	1,043.93	1,362.50
c	Others	(47.36)	(19.35)	(160.68)	(107.18)
	Total	908.03	622.24	2,879.75	2,570.21
3.	Provisions
a	Consumer and Commercial Banking	(31.08)	38.09	115.09	580.32
b	Investment Banking	124.68	26.70	347.84	44.07
c	Others	(2.12)		(42.29)
	Total	91.48	64.79	420.64	624.39
4.	Segment Results (i.e. Profit before tax)
a	Consumer and Commercial Banking	645.94	306.09	1,881.41	734.57
b	Investment Banking	215.85	270.71	696.09	1,318.43
c	Others	(45.24)	(19.35)	(118.39)	(107.18)
	Total profit before tax	816.55	557.45	2,459.11	1,945.82
	Unallocated	9.61	9.60	38.40	25.60
	Tax	202.07	106.29	568.38	339.84
	Profit after tax	604.87	441.56	1,852.33	1,580.38
5.	Capital Employed (i.e. Segment Assets – Segment Liabilities excluding inter-segmental funds lent and borrowed)
a	Consumer and Commercial Banking	(22,850.21)	(20,234.47)	(22,850.21)	(20,234.47)
b	Investment Banking	32,300.68	25,300.39	32,300.68	25,300.39
c	Others	191.49	376.15	191.49	376.15
	Total	9,641.96	5,442.07	9,641.96	5,442.07